XREAL, INC.

604 ARIZONA AVENUE
SANTA MONICA, CALIFORNIA 90401
TELEPHONE: (310) 963-1789

September 9, 2016

Via Edgar

Mail Stop 4561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:		Barbara C. Jacobs, Assistant Director, Office of Information Technology

	Re:	XReal, Inc. – Withdrawal of Request for Qualification
Offering Statement on Form 1-A Filed August 26, 2016 File No. 024-10550

Dear Ms. Jacobs:

We hereby withdraw our request that the above referenced Offering Statement on Form 1-A for XReal, Inc., a Delaware corporation, be declared qualified by the Securities and Exchange Commission at 1:00 PM Eastern Time on Thursday, September 8, 2016.

Very truly yours,

/s/ Howard Marks
Howard Marks, Chief Executive Officer
XReal, Inc.